Exhibit 21.1

SUBSIDIAIRES OF TOP KINGWIN LTD

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Sky KingWin Ltd	British Virgin Islands	March 15, 2022	100%
SKY KINGWIN (HK) LIMITED	Hong Kong SAR	April 19, 2022	100%
Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd	People’s Republic of China	October 25, 2018	100%